Exhibit 99.2

IMMEDIATE	30 July 2004

Royal & SunAlliance Sells UK Life operations to Resolution Life Group for a Total Consideration of £850m

Royal & SunAlliance today announces the sale of its UK Life operations to Resolution Life Group, for a consideration of £850m comprising £750m of cash together with £100m of preference shares. In addition, the contingent loans currently being provided by Royal & SunAlliance to the UK Life operations will be repaid at completion. At 31 December 2003 the contingent loan drawn down was £320m of which £146m was utilised at that date.

This disposal completes the Group’s strategic exit of life business to focus on general insurance and further strengthens its capital position. Based on this consideration the release of statutory and risk based capital would be approximately £650m and £500m respectively. The net proceeds of the disposal will be used to support the capital position of the Group and the underwriting of general insurance. Completion of the transaction is anticipated by the end of October.

Andy Haste, Royal & SunAlliance’s Group CEO commented, “I am pleased to announce the sale of the UK Life operations. This is a good deal for the Group and clear evidence of our commitment to deliver on our strategy. The transaction represents a clean exit from the UK life business and provides certainty for our shareholders. For staff and policyholders, the sale is to a company whose core business focus is the management of closed life operations.”

As part of the transaction Royal & SunAlliance will extract net assets of £131m from the UK Life operations prior to disposal. The proforma net asset value of the UK Life operations at 31 December 2003, after adjusting for this extraction, was £816m. In addition, the value of the long term business at the same date was £494m. This disposal has only a marginal impact on earnings and after transaction and sale costs there will be a loss on completion.

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This is a class 1 transaction and therefore requires shareholder approval, which will be sought at an EGM of the Company to be held in September. A formal notice of the meeting and the resolution to be proposed will be sent to shareholders in mid August, together with a circular setting out further details of the disposal. The transaction is conditional upon, among other things, approval from the Financial Services Authority for Resolution Life’s acquisition of control of the UK Life operations.

Detail on the terms of the disposal

The consideration to be paid by Resolution Life Group to Royal & SunAlliance in respect of the proposed transaction comprises:

•	£750m in cash to be paid at completion;
•	£50m of cash preference shares in Resolution Life Group. The cash preference shares are fixed cash coupon, perpetual non cumulative preference shares in Resolution Life Group with a coupon of 8.75% p.a.. Under the terms of the preference shares, no dividend is payable to ordinary shareholders in Resolution Life Group unless the annual cash preference share dividend is paid;
•	£50m of payment in kind (PIK) preference shares. The PIK preference shares are fixed PIK coupon, non cumulative preference shares in Resolution Life Group with a coupon of 8.75% p.a. and are subordinated to the cash preference shares. The coupon will be satisfied by the issue of up to £26m of further PIK preference shares; if the coupon is paid in full, Royal & SunAlliance would hold £76m of PIK preference shares after 5 years. If the PIK preference shares have not been redeemed in connection with the misselling liabilities sharing mechanism outlined below, at the end of the 5 year period they will convert to cash preference shares.

The deal represents a clean exit from the UK life business for Royal & SunAlliance, subject to a maximum potential liability of £76m for any future misselling liabilities. Royal & SunAlliance will make any payments due under this arrangement in cash, which under normal circumstances will immediately be used to buy back the PIK preference shares from Royal & SunAlliance. In addition, there are representations and warranties consistent with a transaction of this type.

It is intended that the cash preference shares and PIK preference shares will be held as an investment as part of the general investment portfolio of Royal & SunAlliance.

The disposal will be effected by a sale of the shares in the companies comprising the UK Life operations including the principal operating companies, namely Sun Alliance & London Assurance Company Limited; Royal & Sun Alliance Life & Pensions Limited; Phoenix Assurance Plc and Royal & Sun Alliance Linked Insurances Limited. The holding companies of UK Life, Royal & Sun Alliance Life Holdings Limited and Royal Life Holdings Limited, will remain in the Group. Around 120 employees will transfer to a subsidiary of Resolution Life Group, and Resolution will remain in the Liverpool headquarters of the UK Life operations. The outsourcing agreement between Unisys and Royal & Sun Alliance Life Insurance Services Limited and the ISIS fund management agreements with each of the principal operating companies will transfer with this transaction.

–ENDS–

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For further information:

Analysts	Press
Helen Pickford	Phil Wilson-Brown
Tel: +44 (0) 20 7569 6212	Tel: +44 (0) 20 7569 4027

Karen Donhue	Richard Emmott
Tel: +44 (0) 20 7569 6133	Tel: +44 (0) 20 7569 6023

Finsbury
Julius Duncan
Tel: +44 (0) 20 7251 3801

Notes to Editors:

•	The net asset value of the operations being sold was £947m at 31 December 2003 and at 31 March 2004 was £960m. After adjusting for the net asset extraction the proforma net asset value at 31 December 2003 was £816m and at 31 March 2004 was £829m.

•	As announced on 13 May 2004, the UK Life operations’ unaudited results for the first quarter of 2004 were: life business result £20m and net written premium £206m. The value of the long term business was £487m.

•	The audited UK Life business result for the year ending 31 December 2003 was £108m and the net written premium was £908m.

•	The £3m difference between the year end reported life business result for the UK Life operations and the life business result that is the subject of this transaction arises because of profits recorded within the UK Life holding companies, which are not being sold.

•	Resolution Life Group (RLG) was established in 2004 to act as an insurance holding company providing a run-off solution for blocks of UK Life insurance policies.

The Chairman of RLG is Sir Brian Williamson, who was previously Chairman of Gerrard Group plc, Chairman of The London International Financial Futures and Options Exchange and a director on the Supervisory Board of Euronext NV. He is currently a non-executive director of HSBC Holdings plc and Chairman of Electra Investment Trust.

The Chief Executive of RLG is Clive Cowdery, who was previously Chairman and Chief Executive of GE Insurance Holdings Limited, which runs the GE Group’s primary insurance operations in Europe.

RLG is a private company incorporated in 2003 with shareholders including: FF&P Asset Management; The Prudential Assurance Company Limited; The Royal London Mutual Insurance Society Limited; The Standard Life Assurance Company; Foreign & Colonial Investment Trust Plc; Murray International Trust Plc; Nikko Principal Investments Limited; OZ Management, LLC and Perry Capital.